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             December 16, 2021

       Neil Greenspan
       Chief Financial Officer
       Greenlight Capital Re, Ltd.
       65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110 Camana Bay, Grand Cayman, Cayman Islands
       KY1-1205

                                                        Re: Greenlight Capital
Re, Ltd.
                                                            Form 10-K filed
March 10, 2021
                                                            File No. 001-33493

       Dear Mr. Greenspan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Finance